SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August 2017

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding interim results for the six months ended June 30, 2017 of  China Petroleum & Chemical Corporation (the “Registrant”), submitted by the Registrant on August 25, 2017.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化

SINOPEC

中 国 石 油 化 工 股 份 有 限 公 司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2017

1	Important Notice

1.1
This announcement is a summary of the 2017 interim report of China Petroleum & Chemical Corporation (“Sinopec Corp.”). The full version of 2017 interim report is published on the website of Shanghai Stock Exchange (www.sse.com.cn), The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) (www.hkex.com.hk) and Sinopec Corp. (www.sinopec.com). Investors should read the 2017 interim report for more details.

1.2
The interim financial statements for the six-month period ended 30 June 2017 (the “reporting period”) of Sinopec Corp. and its subsidiaries (the “Company”), prepared in accordance with the Accounting Standards for Business Enterprises of the PRC (“ASBE”) and International Financial Reporting Standards (“IFRS”), have been audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers Certified Public Accountants respectively, and both firms have issued standard unqualified opinions on the interim financial statements.

1.3	Basic Information of Sinopec Corp.

Stock name	中国石化	SINOPEC CORP	—	—
Stock code	600028	00386	SNP	SNP
Stock Exchange	Shanghai Stock Exchange	Hong Kong Stock Exchange	New York Stock Exchange	London Stock Exchange

	Authorised Representatives		Secretary to the Board	Representative on Securities Matters
Name	Mr. Dai Houliang	Mr. Huang Wensheng	Mr. Huang Wensheng	Mr. Zheng Baomin
Address	22 Chaoyanmen North Street, Chaoyang District, Beijing, PRC
Tel	86-10-59960028	86-10-59960028	86-10-59960028	86-10-59960028
Fax	86-10-59960386	86-10-59960386	86-10-59960386	86-10-59960386
E-mail	ir@sinopec.com

2	Principal Financial Data and Indicators

2.1	Principal Financial Data and Indicators Prepared in Accordance with ASBE

Items	As at 30 June 2017	As at 31 December 2016	Changes from the end of the last year
	RMB million	RMB million	%

Total assets	1,487,538	1,498,609	(0.74)
Total equity attributable to equity shareholders of the Company	718,878	712,232	0.93

Items	Six-month periods ended 30 June		Changes over the same period of
	2017	2016	preceding year
	RMB million	RMB million	%

Net cash flow from operating activities	60,847	76,112	(20.06)
Operating income	1,165,837	879,220	32.60
Net profit attributable to equity shareholders of the Company	27,092	19,250	40.74
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and loss	26,099	18,290	42.70
Weighted average return on net assets (%)	3.79	2.81	0.98 percentage points
Basic earnings per share (RMB)	0.224	0.159	40.88
Diluted earnings per share (RMB)	0.224	0.159	40.88

2.2	Principal Financial Data and Indicators Prepared in Accordance with IFRS

Items	Six-month periods ended 30 June		Changes over the same period of
	2017	2016	preceding year
	RMB million	RMB million	%

Operating profit	39,309	35,108	11.97
Profit attributable to owners of the Company	27,915	19,919	40.14
Basic earnings per share (RMB)	0.231	0.165	40.00
Diluted earnings per share (RMB)	0.231	0.165	40.00
Net cash generated from operating activities	60,847	76,112	(20.06)

Items	As at 30 June 2017	As at 31 December 2016	Changes from the end of the last year
	RMB million	RMB million	%

Total assets	1,487,538	1,498,609	(0.74)
Total equity attributable to owners of the Company	717,689	710,994	0.94

3	Number of Shareholders and Shareholdings of Principal Shareholders

As at 30 June 2017 there were a total of 547,058 shareholders of Sinopec Corp., of which 540,912 were holders of A shares and 6,146 were holders of H shares. The public float of Sinopec Corp. satisfied the minimum requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

3.1	Top ten shareholders
Unit: share

Name of Shareholders	Nature of shareholders	Percentage of shareholdings %	Total number of shares held	Changes of shareholdings[1]	Number of shares subject to pledges or lock up

China Petrochemical Corporation	State-owned share	70.86	85,792,671,101	0	0
HKSCC (Nominees) Limited[2]	H share	20.96	25,380,485,918	832,865	Unknown
中國證券金融股份有限公司	A share	2.15	2,604,941,015	743,515,697	0
Hong Kong Securities Clearing Company Ltd	A share	0.29	355,049,308	(6,102,096)	0
中央匯金資產管理有限責任公司	A share	0.27	322,037,900	0	0
工銀瑞信基金－工商銀行－特定客戶資產管理	A share	0.09	111,011,494	(28,950,084)	0
交通銀行股份有限公司－豐晉信大盤股票型證券投資基金	A share	0.07	81,215,396	35,278,632	0
交通銀行股份有限公司－滙豐晉信雙核策略混合型證券投資基金	A share	0.07	80,290,499	(11,255,493)	0
長江證券股份有限公司	A share	0.07	80,057,295	8,860,000	0
中國工商銀行－上證50交易型開放式指數證券投資基金	A share	0.06	72,229,930	(5,628,700)	0

Note:

1.	As compared with the number of shares as at 31 December 2016.

2.
Sinopec Century Bright Capital Investment Limited, a wholly-owned overseas subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares,accounting for 0.46% of the total share capital of Sinopec Corp. Such shareholdings are included in the total number of shares held by HKSCC Nominees Limited.

Statement on the connected relationship or acting in concert among the aforementioned shareholders:

Apart from 交通銀行股份有限公司－滙豐晉信大盤股票型證券投資基金 and 交通銀行股份有限公司－滙豐晉信雙核策略混合型證券投資基金 which were administrated by 豐晉信基金管理公司, Sinopec Corp. is not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

3.2	Information disclosed by H share shareholders in accordance with the Securities and Futures Ordinance (“SFO”) as at 30 June 2017

Name of shareholders	Status of shareholders	Number of shares interests held or regarded as held	Approximate percentage of Sinopec Corp.’s issued share capital (H share) (%)

BlackRock, Inc.	Interests of corporation controlled by the substantial shareholder	2,309,938,008(L) 366,000(S)	9.05(L) 0.00(S)
JPMorgan Chase & Co.	Beneficial owner	484,513,322(L)	1.90(L)
		60,217,238(S)	0.24(L)
	Investment manager	28,783,900(L)	0.11(L)
	Trustee (exclusive of passive trustee)	20,400(L)	0.00(L)
	Custodian corporation/Approved lending agent	1,088,834,837(L)	4.27(L)
Schroders Plc	Investment manager	1,275,857,318(L)	5.00(L)

Notes:	(L) Long position, (S): Short position

3.3	Changes in the Controlling Shareholders and the de facto Controller

There was no change in the controlling shareholder or the de facto controller of Sinopec Corp. during the reporting period.

4	Equity Interests of Directors, Supervisors and Other Senior Management

As at 30 June 2017, apart from the 13,000 A shares of Sinopec Corp. held by vice president Mr. Ling Yiqun, none of the directors, supervisors and other senior management of Sinopec Corp. held any shares of Sinopec Corp.

Save as disclosed above, the directors, supervisors or other senior management of Sinopec Corp. confirmed that none of them had any interest or short positions in any shares, underlying shares or debentures of Sinopec Corp. or any of its associated corporations (within the meaning of Part XV of the SFO), as recorded in the registry pursuant to Section 352 of the SFO or as otherwise notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (“Model Code”) contained in Appendix 10 to the Hong Kong Listing Rules.

5	Business Review and Prospects and Management’s Discussion and Analysis

5.1	Business Review

In the first half of 2017, global economy recorded moderate recovery and Chinese economy maintained steady growth with gross domestic product (GDP) up by 6.9% year on year. With abundant supply, domestic refined oil products market witnessed strong competition. According to the statistics, domestic consumption of refined oil products increased by 5.5% compared with the first half of 2016, among which gasoline and kerosene consumption maintained strong growth momentum, and diesel consumption reversed its downward trend and realised growth year on year. Domestic demand for natural gas accelerated, up by 15.2% compared with the first half of 2016.Domestic consumption of major chemicals grow significantly with consumption of ethylene equivalent up by 10.5% year on year, and gross margin for chemical products remained strong.

International crude oil prices went slightly upward at beginning of 2017 and then fluctuated downward. The average spot price of Platts Brent for the first half of 2017 was USD 51.8 per barrel, increased 30.4% year on year.

Movement of International Crude Oil Prices
US$/barrel
WTI-NYMEX
ICE BRENT
DTD BRENT
DUBAI
80
70
60
50
40
30
20
10
0
1/2015
8/2015
3/2016
10/2016
5/2017

5.1.1	Operation Review

(1)	Exploration and production

In the first half of 2017, facing with low oil prices, the Company focused on reserve increase and development returns through our operation and production with superior results achieved. In exploration, our major direction maintained to focus on identification of high quality, large scale and low cost reserves. Number of new oil discoveries were made in Tahe Basin of Xinjiang, Junggar Basin, Shengli Oilfield and North Jiangsu Basin, and new natural gas discoveries were made in Sichuan Basin and Ordos Basin. In production, natural decline rate of matural fields was well controlled through refined development. Importance was attached to natural gas development, through expediting natural gas capacity construction in the Hangjinqi area of Erdos and fully promoting Phase II of Fuling Shale Gas development project. Production in the first half of 2017 was 211.38 million barrels of oil equivalent, up by 1.1% year on year, of which domestic crude production was 123.16 million barrels, overseas crude production was 22.82 million barrels, and total gas production was 452.12 billion cubic feet, increased by 16.3% compared to the same period of last year.

Exploration and Production: Summary of Operations

	Six-month periods ended 30 June		Changes
	2017	2016	(%)

Oil and gas production (mmboe)	221.38	218.99	1.1
Crude oil production (mmbbls)	145.98	154.17	(5.3)
China	123.16	128.38	(4.1)
Overseas	22.82	25.79	(11.5)
Natural gas production (bcf)	452.12	388.69	16.3

(2)	Refining

In the first half of 2017, our refined oil products mix has been optimised to address market demand changes, more high value-added products were produced and diesel-to-gasoline ratio further decreased to 1.15. We actively promoted refined oil products quality upgrading, and the GB VI quality upgrading plan for “2+26” cities in North China completed ahead of schedule. Crude oil sourcing optimisation continued to lower our feedstock cost, and export of refined oil products was increased moderately to help maintain high operational utilisation rates of refining facilities. The advantages of centralised marketing took full play, and profitability of asphalt, lubricant and LPG was maintained. In the first half of 2017, we processed 118 million tonnes of crude oil, increased by 1.6% compared to the same period of last year, and produced 74.11 million tonnes of refined oil products, with production of gasoline and kerosene up by 1.4% and 5.9% respectively, from levels in the first half of 2016.

Refining: Summary of Operations

	Six-month periods ended 30 June		Changes
	2017	2016	(%)

Refinery throughput (million tonnes)	117.79	115.90	1.6
Gasoline, diesel and kerosene production (million tonnes)	74.11	73.26	1.2
Gasoline (million tonnes)	28.41	28.03	1.4
Diesel (million tonnes)	32.67	32.93	(0.8)
Kerosene (million tonnes)	13.03	12.30	5.9
Light chemical feedstock production (million tonnes)	18.94	19.37	(2.2)

Note:	Includes 100% of production of domestic joint ventures.

(3)	Marketing and distribution

In the first half of 2017, we took full advantages of our integrated business and distribution network to actively respond to over-supplied and competitive market conditions, and achieved good operational results. We optimised internal and external resources, put all efforts to expand market, and realised sustained growth in total sales volume of refined oil products. We flexiblely adjusted our marketing strategies, promoted branding gasoline and increased retail volume of premium gasoline. We innovated operational models and optimised layout of service stations, and expedited revamping of storage and transportation facilities of refined oil products to further improve our distribution network. We proactively promote vehicle natural gas business, expediting the construction and operation of CNG/LNG stations, vehicle natural gas sales volume increased by 28.2% year on year. The total sales volume of refined oil products in the first half of 2017 was up by 1.4% from the corresponding period last year to 98.55 million tonnes, of which domestic sales accounted for 87.22 million tonnes, up by 0.8% year on year. By means of “Internet+” and other marketing measures, we promoted rapid growth of new business, put more efforts on cultivation of major products and self-owned brand products. Transaction value of emerging business (non-fuel) was RMB 27.8 billion, up by 50% from the first half of 2016.

Marketing and Distribution: Summary of Operations

	Six-month periods ended 30 June		Change
	2017	2016	(%)

Total sales volume of refined oil products (million tonnes)	98.55	97.17	1.4
Total domestic sales volume of refined oil products (million tonnes)	87.22	86.51	0.8
Retail (million tonnes)	58.68	59.65	(1.6)
Direct sales and Distribution (million tonnes)	28.54	26.86	6.3
Annualised average throughput per station (tonne/station)	3,832	3,889	(1.5)

			Change
	As of	As of	from the end
	30 June	31 December	of last year
	2017	2016	(%)

Total number of Sinopec-branded service stations	30,633	30,603	0.1
Company-operated	30,627	30,597	0.1

(4)	Chemicals

We continued the“basic and high-end” chemical business development concept to promote effective supply. In the first half of 2017, we optimised operations based on marginal contribution and gross margin of chemical facilities to promote profitability. Ethylene production for the first half of 2017 was 5.609 million tonnes, up by 2.4% from the corresponding period last year. We deepened adjustments of feedstock mix to reduce chemical feedstock cost, and pressed ahead optimisation of product slate, producing more market-oriented and high value-added products, strengthened the integration among production, sales, R&D and application, and intensified efforts on R&D, production and promotion of new products, with the ratio of performance compound reaching 62%, up by 4 percent points from the same period of last year, and the differential ratio of synthetic fiber reaching 88.2% up by 4.9 percent points year on year. At the same time, by implementing low-inventory marketing strategy, putting advantages of marketing network into full play, conducting differentiated and tailor-made measures, the Company provided whole-process solutions and value-added services to our customers. In the first half of 2017, total chemicals sales volume increased by 13.6% from the corresponding period last year to 37.30 million tonnes.

Major Chemical Products: Summary of Operations
Unit of production: 1,000 tonnes

	Six-month periods ended 30 June		Changes
	2017	2016	(%)

Ethylene	5,609	5,478	2.4
Synthetic resin	7,802	7,500	4.0
Synthetic fiber monomer and polymer	4,659	4,672	(0.3)
Synthetic fiber	616	637	(3.3)
Synthetic rubber	412	411	0.2

Note:	Includes 100% of production of domestic joint ventures.

5.1.2	Safety Management and Environmental Protection

The Company valued safe production and intensified safety supervision. In the first half of this year, we strengthened identification and prevention of risks, further tightened hazard management of tank farms, reinforced on-site safety supervision and management, advanced contractor health and safety control and tightened safety management of key areas including offshore operations, well control, coal mines and hydrogen sulfide. Above all, we achieved safe production and operations.

By active implementation of our green and low-carbon strategy, we promoted the integrated management of energy and environmental protection, pushed forward pollution prevention and treatment, deeply implemented “Energy Efficiency Doubling” plan and continued to advance carbon asset management. Energy conservation, pollution reduction and carbon reduction all recorded remarkable results. In the first half of 2017, energy intensity was down by 1.8%, industrial water consumption was down by 1.2%, chemical oxygen demand in discharged water was down by 2.3%, sulfur dioxide emissions were down by 4.3% from levels in the corresponding period last year, and all hazardous chemicals, discharged water, gas, and solid waste were properly treated.

5.1.3	Capital Expenditures

Focusing on quality and returns of investment, the Company continuously optimised its investment projects. In the first half of 2017, total capital expenditures were RMB 15.953 billion. Capital expenditures for the exploration and production segment were RMB 6.870 billion, mainly for oil and gas capacity building, Tianjin LNG Terminal Project, Wen 23 Gas Storage Project, boosting project of Sichuan-to-East China Pipeline as well as overseas projects. Capital expenditures for the refining segment were RMB 3.672 billion, mainly for the Zhongke integrated refining and chemical project, product mix adjustments of ZRCC and Maoming, and GB VI gasoline and diesel quality upgrading projects. Capital expenditures for the marketing and distribution segment were RMB 2.500 billion, mainly for constructing refined oil products depots, pipelines and service stations. Capital expenditures for the chemicals segment were RMB 2.594 billion, mainly for integrated refining and chemical projects of Zhongke and Gulei and the high-efficiency and environmental friendly aromatics project in Hainan refinery. Capital expenditures for corporate and others were RMB 317 million, mainly for R&D facilities and information technology application projects.

5.2	Business Prospects

Looking into the second half of 2017, we expect more reform measures to be announced by the Chinese government to revitalise real economy, the “Belt and Road” Initiative, synergetic development of Beijing-Tianjin-Hebei and the Yangtze River Economic Belt development will be further implemented. The China’s economy will maintain steady growth and drive the demand of refined oil products and petrochemical products as well as create new growth opportunities for petroleum and petrochemical industry. Along with the adjustments of China’s energy structure, demand of natural gas as cleaner energy resources will maintain robust growth rate. For the second half of 2017, the international crude oil prices are expected to fluctuate at a low level.

In the second half of 2017, in accordance with our objective of progressing at a steady pace to continually focus on growth stabilisation, market expansion, cost reduction, structural adjustments, reform, and consolidating the basis for the Company’s further development. Our focuses are on the following aspects:

For Exploration and Production, we will continue to advance high-efficiency exploration activities, enlarge economical reserve and raise reserve production ratio. In crude oil development, we will accelerate profitable development of new oilfields and profitable re-opening of suspended wells, optimise development structure of oilfields, control natural decline rate and solidify basis for stable production. In natural gas development, we will advance key projects for capacity construction, strengthen the efficiency of developed gas fields, optimise natural gas production and marketing plans and advance facilities construction. In the second half of 2017, we plan to produce 148 million barrels of crude oil, of which domestic production will account for 125 million barrels and overseas production will account for 23 million barrels. We plan to produce 427.5 billion cubic feet of natural gas during the period.

For Refining, we will center on the structural reform on the supply side and accelerate the construction of four regional refining centers. Based on market demand and industrial trend, we will optimise product mix and produce more gasoline, jet fuel, light oil and other high value-added products. We will complete GB V standard of regular diesel upgrading project, and accelerate upgrading progress of GB VI standard gasoline. We will fine-tune crude oil procurement and resource allocation to reduce procurement cost, fully optimise operations and ensure safe and stable production, take full play of integrated advantages of production and marketing to further optimise processing scheduling. We plan to process 118 million tonnes of crude in the second half of the year.

For Marketing and Distribution, we will coordinate scale and efficiency of the business, short-term and long-term goals, set up flexible operation strategies, optimise resources allocation, sparing no effort to expand markets and our business scale. We will further improve retail network layout, solidify and promote the advantages of e-commerce development. We will step up construction of natural gas stations to expand vehicle natural gas market. We will explore a new type of business model integrating “Internet-Marketing-Services” with IT technology and boost the growth of emerging business (non-fuel). In the second half, we plan to sell 87.78 million tonnes of refined oil products in the domestic market in the second half of 2017.

For Chemicals, we will continue to adjust our feedstock structure to lower costs, fine-tune our product slate, improve the coordinating mechanism between production, marketing, research and application, advance new product development, promotion and application, deliver more speciality and high-end products and speed up the upgrading of synthetic resin, synthetic rubber and synthetic fiber. We will deepen the structural adjustments of facilities and optimise production and operation based on contribution of the marginal benefit and gross margin so as to enhance efficiency and profitability. Meanwhile, we will better our marketing network, improve customer services and provide integrated solutions and value-added services. We plan to produce 6.05 million tonnes of ethylene in the second half of 2017.

In the second half of the year, the Company will continue to focus on supply-side structural reform, upgrade growth pattern to enhance efficiency and profitability, and fully implement value-oriented growth, innovation-driven development, integrated resource allocation, openness to cooperation, and green, low-carbon development strategies so as to deliver superior business results.

5.3	Management’s Discussion and Analysis

The following discussion and analysis should be read in conjunction with the Company’s audited interim financial statements and the accompanying notes in the interim report of Sinopec Corp. Parts of the following financial data, unless otherwise stated, were abstracted from the company’s audited interim financial statements that have been prepared according to IFRS.

5.3.1	Consolidated results of operations

In the first half of 2017, the Company’s turnover and other operating revenues were RMB 1,165.8 billion, representing an increase of 32.6% year on year, and profit attributable to owners of the company was RMB 27.9 billion, representing an increase of 40.1% year on year.

The following table sets forth the principal revenue and expenses items from the Company’s consolidated financial statements for the first half of 2017 and the corresponding period in 2016:

	Six-month periods ended 30 June
	2017	2016	Change
	RMB million		(%)

Turnover and other operating revenues	1,165,837	879,220	32.6
Turnover	1,137,828	856,796	32.8
Other operating revenues	28,009	22,424	24.9
Operating expenses	(1,126,528)	(844,112)	33.5
Purchased crude oil, products, and operating supplies and expenses	(887,028)	(615,419)	44.1
Selling, general and administrative expenses	(30,131)	(33,056)	(8.8)
Depreciation, depletion and amortisation	(55,217)	(49,105)	12.4
Exploration expenses, including dry holes	(4,542)	(4,730)	(4.0)
Personnel expenses	(31,328)	(29,063)	7.8
Taxes other than income tax	(116,297)	(112,831)	3.1
Other operating income, net	(1,985)	92	—
Operating profit	39,309	35,108	12.0
Net finance costs	(1,289)	(4,284)	(69.9)
Investment income and share of profit less losses from associates and joint ventures	7,937	4,697	69.0
Profit before taxation	45,957	35,521	29.4
Tax expense	(8,915)	(8,379)	6.4
Profit for the period	37,042	27,142	36.5
Attributable to:
Owners of the Company	27,915	19,919	40.1
Non-controlling interests	9,127	7,223	26.4

(1)	Turnover and other operating revenues

In the first half of 2017, the Company’s turnover was RMB 1,137.8 billion, representing an increase of 32.8% year on year. The change was mainly attributable to the raise of international crude oil prices and petrochemical product prices as compared with the same period of last year.

The following table sets forth the external sales volume, average realised prices and respective change rates of the Company’s major products in the first half of 2017 as compared with the first half of 2016.

	Sales Volume (thousand tonnes)			Average realised price (VAT excluded) (RMB/tonne, RMB/thousand cubic meters)
	Six-month periods ended 30 June		Change	Six-month periods ended 30 June		Change
	2017	2016	(%)	2017	2016	(%)

Crude oil	3,341	3,669	(8.9)	2,357	1,596	47.7
Natural gas (million cubic meters)	11,554	9,844	17.4	1,270	1,267	0.2
LNG	2,484	1,379	80.1	2,552	2,076	22.9
Gasoline	41,400	38,689	7.0	6,966	6,176	12.8
Diesel	44,951	46,260	(2.8)	4,889	4,273	14.4
Kerosene	12,748	12,241	4.1	3,547	2,497	42.1
Basic chemical feedstock	17,015	14,665	16.0	4,888	3,862	26.6
Synthetic fibre monomer and polymer	5,018	3,304	51.9	5,947	5,108	16.4
Synthetic resin	6,301	5,889	7.0	7,994	7,049	13.4
Synthetic fibre	638	666	(4.2)	8,317	6,949	19.7
Synthetic rubber	551	518	6.4	13,423	8,812	52.3

Most of the crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production with the remaining sold to other customers. In the first half of 2017, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 33.1 billion, increased by 44.0% year on year, accounting for 2.8% of the Company’s turnover and other operating revenues. The change was mainly attributable to significant recovery of crude oil prices as well as increased sales volume of natural gas.

Petroleum products (mainly consisting of oil products and other refined petroleum products) sold by the Refining Segment and the Marketing and Distribution Segment achieved external sales revenues of RMB 653.8 billion, representing an increase of 21.4% year on year and accounting for 56.1% of the Company’s turnover and other operating revenues. Those changes were mainly due to the rise of downstream product prices driven by crude oil price recovery.The sales revenue of gasoline, diesel and kerosene was RMB 553.4 billion, representing an increase of 18.5% year on year, accounting for 84.6% of the sales revenue of petroleum products. Sales revenue of other refined petroleum products was RMB 100.4 billion, representing an increase of 40.5% year on year, accounting for 15.4% of the sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 178.7 billion, representing an increase of 41.5% year on year, accounting for 15.3% of its turnover and other operating revenues.The change was mainly due to the increases in chemical product sales volume and prices.

(2)	Operating expenses

In the first half of 2017, the Company’s operating expenses were RMB 1,126.5 billion, representing an increase of 33.5% year on year. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 887.0 billion, representing an increase of 44.1% year on year, accounting for 78.7% of total operating expenses, of which:

‧
Crude oil purchasing expenses were RMB 242.0 billion, representing an increase of 48.3% year on year. Throughput of crude oil purchased externally in the first half of 2017 was 88.65 million tonnes (excluding the volume processed for third parties), increased by 3.2% year on year. The average cost of crude oil purchased externally was RMB 2,730 per tonne, increased by 43.7% year on year.

‧	Other purchasing expenses were RMB 645.0 billion, increased by 42.6% year on year.The change was mainly due to the higher purchase prices of crude oil trade and external refined oil products.

Selling, general and administrative expenses of the Company totaled RMB 30.1 billion, representing a decrease of 8.8% year on year. The change was mainly due to the adjustment of the cost and tax accounting and the Company’s continuing cost control effects.

Depreciation, depletion and amortisation expenses of the Company were RMB 55.2 billion, representing an increase of 12.4% year on year. This was mainly due to significant increase in depletion rate as a result of oil and gas reserves revision in the exploration and production segment following crude oil price drop.

Exploration expenses in the first half of 2017 were RMB 4.5 billion, representing a decrease of 4.0% year on year.This was mainly due to higher successful exploration rate and optimised deployment.

Personnel expenses were RMB 31.3 billion, representing an increase of 7.8 % year on year. The change was mainly attributable to the carryover effect of personnel expenses adjustment as a result of improvement of our recruitment system.

Taxes other than income tax were RMB 116.3 billion, representing an increase of 3.1% year on year. The change was mainly due to the adjustment of the cost and tax accounting and increased resources taxes as a result of crude oil price recovery.

Other operating income, net were RMB 2.0 billion, representing an increase of RMB 2.1 billion year on year. This was mainly due to the asset impairment of high cost oil fields.

(3)	Operating profit

In the first half of 2017, the Company’s operating profit was RMB 39.3 billion, representing an increase of 12.0% year on year. This was mainly due to the Company actively response volatile market situations, put our efforts on structure adjustment, quality upgrading and cost reduction, achieved good operation performance.

(4)	Net finance costs

In the first half of 2017, the Company’s net finance costs were RMB 1.3 billion, down by RMB 3.0 billion, representing a decrease of 69.9% year on year, which is mainly due to the increase in interest income by improving the management of cash and bills receivable, the decrease in interest expense by optimising of debt structure, and a foreign exchange gain.

(5)	Profit before taxation

In the first half of 2017, the Company’s profit before taxation amounted to RMB 46.0 billion, representing an increase of 29.4% year on year.

(6)	Tax expense

In the first half of 2017, the Company’s tax expense totaled RMB 8.9 billion, up by 6.4% year on year.

(7)	Profit attributable to non-controlling interests of the Company

In the first half of 2017, profit attributable to non-controlling shareholders was RMB 9.1 billion, up by RMB 1.9 billion, representing an increase of 26.4% year on year.

(8)	Profit attributable to owners of the Company

In the first half of 2017, profit attributable to owners of the Company was RMB 27.9 billion, representing an increase of 40.1% year on year.

5.3.2	Assets, liabilities, equity and cash flows

Unit: RMB million

	As of 30 June	As of 31 December
	2017	2016	Change

Total assets	1,487,538	1,498,609	(11,071)
Current assets	434,159	412,261	21,898
Non-current assets	1,053,379	1,086,348	(32,969)
Total liabilities	642,947	667,374	(24,427)
Current liabilities	462,409	485,543	(23,134)
Non-current liabilities	180,538	181,831	(1,293)
Total equity attributable to owners of the Company	717,689	710,994	6,695
Share capital	121,071	121,071	—
Reserves	596,618	589,923	6,695
Non-controlling Interests	126,902	120,241	6,661
Total equity	844,591	831,235	13,356

(2)	Cash Flow

The following table sets forth the major items in the consolidated cash flow statements for the first half of 2017 and of 2016.

Unit: RMB million

	Six-month periods ended 30 June		Changes
Major items of cash flows	2017	2016	in amount

Net cash generated from operating activities	60,847	76,112	(15,265)
Net cash used in investing activities	(40,002)	(26,059)	(13,943)
Net cash used in from financing activities	(16,038)	(45,930)	29,892
Net increase in cash and cash equivalents	4,807	4,123	684

5.4	The results of the principal operations by segments (under ASBE)

Segments	Operating income (RMB million)	Operating cost (RMB million)	Gross profit margin* (%)	Increase/ (decrease) of operating income on a year-on-year basis (%)	Increase/ (decrease) of operating cost on a year-on-year basis (%)	Increase/ (decrease) of gross profit margin on a year-on-year basis (%)

Exploration and Production	74,109	72,976	(4.3)	41.1	24.5	11.3
Refining	488,172	339,859	8.1	23.0	39.2	(3.0)
Marketing and Distribution	605,960	559,971	7.3	21.0	22.2	(1.0)
Chemicals	208,429	184,500	10.7	39.7	43.9	(2.8)
Corporate and Others	488,015	482,932	1.0	56.0	56.9	(0.6)
Elimination of inter-segment sales	(698,848)	(697,636)	N/A	N/A	N/A	N/A
Total	1,165,837	942,602	9.2	32.6	41.7	(2.3)

*	Gross profit margin = (Operating income – Operating cost, tax and surcharges)/Operating income

6	Dividend

6.1	Dividend distribution for the year ended 31 December 2016

Upon the approval at its 2016 Annual General Meeting, the final cash dividend of Sinopec Corp. for 2016 was RMB 0.17 per share (tax inclusive). The final dividend for 2016 has been distributed on or before 28 July 2017 to shareholders who were registered as existing shareholders as at 18 July 2017. Combined with the 2016 interim cash dividend of RMB 0.079 per share (tax inclusive), the total cash dividend for 2017 amounted to RMB 0.249 per share (tax inclusive).

6.2	Interim dividend distribution plan for the six-month ended 30 June 2017

As approved at the 14th meeting of the sixth session of the board of directors of Sinopec Corp. (the “Board”), the interim dividend for the six months ended 30 June 2017 of RMB 0.10 per share (tax inclusive) will be distributed based on the total number of shares as of 19 September 2017 (record date) in cash.

The 2017 interim dividend distribution plan, with the consideration of interest of shareholders and development of the Company, is in compliance with the Articles of Association and relevant procedures. The independent non-executive directors have issued independent opinions on it.

The interim cash dividend will be distributed on or before 29 September 2017 (Friday) to all shareholders whose names appear on the register of members of Sinopec Corp. on 19 September 2017 (Tuesday). To be entitled to the interim dividend, holders of H shares shall lodge their share certificates and transfer documents for registration with Hong Kong Registrars Limited at 1712-1716, 17th floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on 12 September 2017 (Tuesday). The register of members of the H shares of Sinopec Corp. will be closed from 13 September 2017 (Wednesday) to 19 September 2017 (Tuesday) (both days inclusive).

The dividend will be denominated and declared in RMB and distributed to domestic shareholders and Shanghai-Hong Kong Stock Connect shareholders in RMB and to foreign shareholders in Hong Kong Dollars. The exchange rate for dividend to be paid in Hong Kong dollars is based on the average benchmark exchange rate of RMB against Hong Kong Dollar as published by the People’s Bank of China one week ahead of the date of declaration of the interim dividend, i.e. 25 August 2017 (Friday).

In accordance with the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing the cash dividends to them. Any H Shares of the Sinopec Corp. registered not under the name of an individual shareholder, including HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. Therefore, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change their shareholder status, they should enquire about the relevant procedures from their agents or trustees. Sinopec Corp. will withhold and pay enterprise income tax on behalf of the relevant shareholders based on the register of members for H shares of Sinopec Corp. as at the record date in accordance with the laws or the requirements of relevant government authorities.

Where the individual holders of the H shares are residents of Hong Kong, Macau or a country which had an agreed tax rate of 10% for cash dividends to them with China under relevant tax agreement, Sinopec Corp. should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Where the individual holders of the H Shares are residents of a country which had an agreed tax rate of less than 10% with China under relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of the H Shares wish to reclaim the extra amount withheld (Extra Amount) by the application of 10% tax rate, Sinopec Corp. can apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register for H shares of Sinopec Corp. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Where the individual holders of the H Shares are residents of a country which has an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with relevant tax agreements. Where the individual holders of the H Shares are residents of a country which has an agreed tax rate of 20% with China, or has not entered into any tax agreement with China, or under any other circumstances, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%.

Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (关於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81):

For domestic investors of H Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect, Sinopec Corp. shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. Sinopec Corp. will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax themselves.

For investors in the Hong Kong Stock Exchange (including enterprises and individuals) of A Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect Program, the Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors who are tax residents of other countries, whose country of domicile is a country having entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, the enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the amount paid in excess of the tax payable based on the tax rate under such tax treaty will be refunded.

7	Financial statements

7.1	Auditors’ opinion

Financial statements	☐Unaudited	✓Audited
Auditors’ opinion	✓Standard unqualified opinion	☐Not standard opinion

7.2	Financial Statements

7.2.1	Interim financial statement prepared under ASBE

Consolidated and Parent Balance Sheets

Unit: RMB million

	At 30 June 2017		At 31 December 2016
	Consolidated	Parent	Consolidated	Parent

Assets
Current assets
Cash at bank and on hand	160,822	105,003	142,497	98,250
Bills receivable	9,819	294	13,197	471
Accounts receivable	50,560	28,044	50,289	38,332
Other receivables	23,151	53,629	25,596	45,643
Prepayments	4,154	1,915	3,749	3,454
Inventories	167,058	44,948	156,511	46,942
Other current assets	18,595	30,885	20,422	32,743
Total current assets	434,159	264,718	412,261	265,835

Non-current assets
Available-for-sale financial assets	11,325	297	11,408	297
Long-term equity investments	122,296	271,220	116,812	268,451
Fixed assets	652,294	348,492	690,594	373,020
Construction in progress	119,548	46,170	129,581	49,277
Intangible assets	90,230	7,664	85,023	7,913
Goodwill	6,325	—	6,353	—
Long-term deferred expenses	13,764	1,901	13,537	1,980
Deferred tax assets	9,761	2,365	7,214	—
Other non-current assets	27,836	11,404	25,826	10,952
Total non-current assets	1,053,379	689,513	1,086,348	711,890

Total assets	1,487,538	954,231	1,498,609	977,725

Unit: RMB million

	At 30 June 2017		At 31 December 2016
	Consolidated	Parent	Consolidated	Parent

Liabilities and shareholders’ equity
Current liabilities
Short-term loans	42,032	12,966	30,374	9,256
Bills payable	6,162	2,612	5,828	2,761
Accounts payable	170,116	67,566	174,301	75,787
Advances from customers	96,039	2,602	95,928	2,360
Employee benefits payable	4,190	1,433	1,618	312
Taxes payable	31,857	18,716	52,886	32,423
Dividends payable	22,336	20,582	2,006	—
Other payables	64,171	120,465	77,630	113,841
Short-term debentures payable	—	—	6,000	6,000
Non-current liabilities due within one year	25,506	17,970	38,972	38,082
Total current liabilities	462,409	264,912	485,543	280,822

Non-current liabilities
Long-term loans	68,045	64,096	62,461	58,448
Debentures payable	47,784	36,000	54,985	36,000
Provisions	40,207	30,552	39,298	29,767
Deferred tax liabilities	6,146	—	7,661	505
Other non-current liabilities	17,121	3,054	16,136	2,607
Total non-current liabilities	179,303	133,702	180,541	127,327

Total liabilities	641,712	398,614	666,084	408,149

Unit: RMB million

	At 30 June 2017		At 31 December 2016
	Consolidated	Parent	Consolidated	Parent

Shareholders’ equity
Share capital	121,071	121,071	121,071	121,071
Capital reserve	119,529	68,769	119,525	68,769
Other comprehensive income	(1,574)	274	(932)	263
Specific reserve	1,539	832	765	393
Surplus reserves	196,640	196,640	196,640	196,640
Retained earnings	281,673	168,031	275,163	182,440
Total equity attributable to shareholders of the Company	718,878	555,617	712,232	569,576

Minority interests	126,948	—	120,293	—

Total shareholders’ equity	845,826	555,617	832,525	569,576

Total liabilities and shareholders’ equity	1,487,538	954,231	1,498,609	977,725

Consolidated and Parent Income Statement

Unit: RMB million

		Six-month periods ended 30 June
		2017		2016
		Consolidated	Parent	Consolidated	Parent

Operating income		1,165,837	411,410	879,220	346,149
Less:	Operating costs	942,602	306,503	665,193	237,835
	Taxes and surcharges	116,297	77,324	112,831	79,602
	Selling and distribution expenses	25,955	1,280	23,572	1,304
	General and administrative expenses	35,903	19,509	38,416	21,527
	Financial expenses	1,289	1,395	4,284	2,065
	Exploration expenses, including dry holes	4,542	4,143	4,730	4,730
	Impairment losses	4,076	3,681	1,423	1,124
Add:	Gain from changes in fair value	369	—	113	—
	Investment income	8,152	8,873	5,394	8,750
	Other income	1,321	358	—	—

Operating profit		45,015	6,806	34,278	6,712
Add:	Non-operating income	833	326	1,357	767
Less:	Non-operating expenses	816	481	875	469

Profit before taxation		45,032	6,651	34,760	7,010

Less:	Income tax expense	8,915	478	8,379	852

Net profit		36,117	6,173	26,381	6,158

Including: net profit of acquiree before the consolidation under common control		—	—	86	—

Attributable to:
Equity shareholders of the Company		27,092	6,173	19,250	6,158
Minority interests		9,025	—	7,131	—

Basic earnings per share (RMB)		0.224	N/A	0.159	N/A

Diluted earnings per share (RMB)		0.224	N/A	0.159	N/A

Net profit		36,117	6,173	26,381	6,158

Unit: RMB million

	Six-month periods ended 30 June
	2017		2016
	Consolidated	Parent	Consolidated	Parent

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
(net of tax and after reclassification adjustments):
Cash flow hedges	162	22	1,767	307
Changes in fair value of available-for-sale financial assets	(7)	—	(33)	—
Share of other comprehensive income/(loss) of associates and joint ventures	277	(11)	99	(15)
Foreign currency translation differences	(1,542)	—	987	—
Total other comprehensive income	(1,110)	11	2,820	292

Total comprehensive income	35,007	6,184	29,201	6,450

Attributable to:
Equity shareholders of the Company	26,450	6,184	24,233	6,450
Minority interests	8,557	—	4,968	—

Consolidated and Parent Cash Flow Statement

Unit: RMB million

	Six-month periods ended 30 June
	2017		2016
	Consolidated	Parent	Consolidated	Parent

Cash flows from operating activities:
Cash received from sale of goods and rendering of services	1,310,796	488,179	1,024,105	385,148
Refund of taxes and levies	788	401	1,079	999
Other cash received relating to operating activities	33,601	11,055	39,148	10,499
Sub-total of cash inflows	1,345,185	499,635	1,064,332	396,646

Cash paid for goods and services	(1,021,990)	(305,731)	(732,307)	(241,787)
Cash paid to and for employees	(28,759)	(15,729)	(27,480)	(15,788)
Payments of taxes and levies	(190,325)	(121,123)	(169,094)	(85,487)
Other cash paid relating to operating activities	(43,264)	(25,772)	(59,339)	(20,785)
Sub-total of cash outflows	(1,284,338)	(468,355)	(988,220)	(363,847)

Net cash flow from operating activities	60,847	31,280	76,112	32,799

Cash flows from investing activities:
Cash received from disposal of investments	717	5,242	17,911	20,237
Cash received from returns on investments	3,395	10,444	1,459	12,224
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	216	409	306	593
Other cash received relating to investing activities	20,595	11,555	987	364
Net cash received from disposal of subsidiaries and other business entities	1	1	2,027	2,027
Sub-total of cash inflows	24,924	27,651	22,690	35,445

Unit: RMB million

	Six-month periods ended 30 June
	2017		2016
	Consolidated	Parent	Consolidated	Parent

Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(28,742)	(17,267)	(31,353)	(24,448)
Cash paid for acquisition of investments	(3,253)	(5,519)	(14,393)	(19,692)
Other cash paid relating to investing activities	(32,914)	(13,010)	(3,003)	(10)
Net cash paid for the acquisition of subsidiaries and other business entities	(17)	—	—	—
Sub-total of cash outflows	(64,926)	(35,796)	(48,749)	(44,150)

Net cash flow from investing activities	(40,002)	(8,145)	(26,059)	(8,705)

Cash flows from financing activities:
Cash received from capital contributions	331	—	192	—
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	331	—	192	—
Cash received from borrowings	269,008	76,625	262,851	95,722
Sub-total of cash inflows	269,339	76,625	263,043	95,722

Cash repayments of borrowings	(279,559)	(93,317)	(293,977)	(110,878)
Cash paid for dividends, profits distribution or interest	(5,818)	(2,690)	(14,996)	(9,460)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(2,608)	—	(3,469)	—
Sub-total of cash outflows	(285,377)	(96,007)	(308,973)	(120,338)

Net cash flow from financing activities	(16,038)	(19,382)	(45,930)	(24,616)

Effects of changes in foreign exchange rate	(148)	—	194	—

Net increase/(decrease) in cash and cash equivalents	4,659	3,753	4,317	(522)

Consolidated Statement of Changes in Equity

	Share capital RMB million	Capital reserve RMB million	Other comprehensive income RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Total shareholders’ equity attributable to equity shareholders of the Company RMB million	Minority interests RMB million	Total shareholders’ equity RMB million

Balance at 31 December 2015	121,071	119,408	(7,984)	612	196,640	245,623	675,370	110,253	785,623
Adjustment for the combination of entities under common control	—	2,168	—	—	—	—	2,168	1,774	3,942
Balance at 1 January 2016	121,071	121,576	(7,984)	612	196,640	245,623	677,538	112,027	789,565

Change for the period
1. Net profit	—	—	—	—	—	19,250	19,250	7,131	26,381
2. Other comprehensive income	—	—	4,983	—	—	—	4,983	(2,163)	2,820

Total comprehensive income	—	—	4,983	—	—	19,250	24,233	4,968	29,201

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders	—	—	—	—	—	(7,264)	(7,264)	—	(7,264)
4. Transaction with minority interests	—	1	—	—	—	—	1	74	75
5. Distributions to the original shareholders in the combination of entities under common control	—	—	—	—	—	(47)	(47)	(39)	(86)
6. Distributions to minority interests	—	—	—	—	—	—	—	(2,194)	(2,194)
7. Adjustment for the combination of entities under common control	—	(2,137)	—	—	—	—	(2,137)	2,137	—
Total transactions with owners, recorded directly in shareholders’ equity	—	(2,136)	—	—	—	(7,311)	(9,447)	(22)	(9,469)
8. Net increase in specific reserve for the period	—	—	—	620	—	—	620	86	706
9. Other movement	—	(10)	—	—	—	—	(10)	(10)	(20)
Balance at 30 June 2016	121,071	119,430	(3,001)	1,232	196,640	257,562	692,934	117,049	809,983

	Share capital RMB million	Capital reserve RMB million	Other comprehensive income RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Total shareholders’ equity attributable to equity shareholders of the Company RMB million	Minority interests RMB million	Total shareholders’ equity RMB million

Balance at 1 January 2017	121,071	119,525	(932)	765	196,640	275,163	712,232	120,293	832,525

Change for the period
1. Net profit	—	—	—	—	—	27,092	27,092	9,025	36,117
2. Other comprehensive income	—	—	(642)	—	—	—	(642)	(468)	(1,110)

Total comprehensive income	—	—	(642)	—	—	27,092	26,450	8,557	35,007

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:	—	—	—	—	—	—	—	—	—
– Distributions to shareholders	—	—	—	—	—	(20,582)	(20,582)	—	(20,582)
4. Transaction with minority interests	—	—	—	—	—	—	—	341	341
5. Distributions to minority interests	—	—	—	—	—	—	—	(2,341)	(2,341)
Total transactions with owners, recorded directly in shareholders’ equity	—	—	—	—	—	(20,582)	(20,582)	(2,000)	(22,582)
6. Net decrease in specific reserve for the period	—	—	—	774	—	—	774	96	870
7. Other movement	—	4	—	—	—	—	4	2	6
Balance at 30 June 2017	121,071	119,529	(1,574)	1,539	196,640	281,673	718,878	126,948	845,826

Statement of Changes in Equity

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million

Balance at 1 January 2016	121,071	68,716	(145)	313	196,640	175,679	562,274

Change for the period
1. Net profit	—	—	—	—	—	6,158	6,158
2. Other comprehensive income	—	—	292	—	—	—	292

Total comprehensive income	—	—	292	—	—	6,158	6,450

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders	—	—	—	—	—	(7,264)	(7,264)
Total transactions with owners, recorded directly in shareholders’ equity	—	—	—	—	—	(7,264)	(7,264)
4. Net increase in specific reserve for the period	—	—	—	278	—	—	278
5. Others	—	(52)	—	—	—	—	(52)
Balance at 30 June 2016	121,071	68,664	147	591	196,640	174,573	561,686

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million

Balance at 1 January 2017	121,071	68,769	263	393	196,640	182,440	569,576

Change for the period
1. Net profit	—	—	—	—	—	6,173	6,173
2. Other comprehensive income	—	—	11	—	—	—	11

Total comprehensive income	—	—	11	—	—	6,173	6,184

Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Distributions to shareholders	—	—	—	—	—	(20,582)	(20,582)
Total transactions with owners, recorded directly in shareholders’ equity	—	—	—	—	—	(20,582)	(20,582)
4. Net increase in specific reserve for the period	—	—	—	439	—	—	439
Balance at 30 June 2017	121,071	68,769	274	832	196,640	168,031	555,617

7.2.2	Interim financial statements prepared under IFRS

Consolidated Income Statement

Unit: RMB million

	Six-month periods ended 30 June
	2017	2016

Turnover and other operating revenues
Turnover	1,137,828	856,796
Other operating revenues	28,009	22,424
	1,165,837	879,220

Operating expenses
Purchased crude oil, products and operating supplies and expenses	(887,028)	(615,419)
Selling, general and administrative expenses	(30,131)	(33,056)
Depreciation, depletion and amortisation	(55,217)	(49,105)
Exploration expenses, including dry holes	(4,542)	(4,730)
Personnel expenses	(31,328)	(29,063)
Taxes other than income tax	(116,297)	(112,831)
Other operating (expense)/income, net	(1,985)	92
Total operating expenses	(1,126,528)	(844,112)

Operating profit	39,309	35,108

Unit: RMB million

	Six-month periods ended 30 June
	2017	2016

Finance costs
Interest expense	(3,979)	(5,164)
Interest income	2,457	1,358
Foreign currency exchange gains/(losses), net	233	(478)
Net finance costs	(1,289)	(4,284)

Investment income	286	99
Share of profits less losses from associates and joint ventures	7,651	4,598
Profit before taxation	45,957	35,521
Tax expense	(8,915)	(8,379)
Profit for the period	37,042	27,142

Attributable to:
Shareholders of the Company	27,915	19,919
Non-controlling interests	9,127	7,223
Profit for the period	37,042	27,142

Earnings per share:
Basic (RMB)	0.231	0.165

Diluted (RMB)	0.231	0.165

Consolidated Statement of Comprehensive Income

Unit: RMB million

	Six-month periods ended 30 June
	2017	2016

Profit for the period	37,042	27,142

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss (net of tax and after reclassification adjustments):
Cash flow hedges	162	1,767
Available-for-sale securities	(7)	(33)
Share of other comprehensive income of associates and joint ventures	277	99
Foreign currency translation differences	(1,542)	987
Total items that may be reclassified subsequently to profit or loss	(1,110)	2,820

Total other comprehensive income	(1,110)	2,820

Total comprehensive income for the period	35,932	29,962

Attributable to:
Owners of the Company	27,273	24,902
Non-controlling interests	8,659	5,060
Total comprehensive income for the period	35,932	29,962

Consolidated Balance Sheet

Unit: RMB million

	30 June 2017	31 December 2016

Non-current assets
Property, plant and equipment, net	652,294	690,594
Construction in progress	119,548	129,581
Goodwill	6,325	6,353
Interest in associates	68,102	66,116
Interest in joint ventures	54,194	50,696
Available-for-sale financial assets	11,325	11,408
Deferred tax assets	9,761	7,214
Lease prepayments	53,981	54,241
Long-term prepayments and other assets	77,849	70,145
Total non-current assets	1,053,379	1,086,348

Current assets
Cash and cash equivalents	129,127	124,468
Time deposits with financial institutions	31,695	18,029
Trade accounts receivable	50,560	50,289
Bills receivable	9,819	13,197
Inventories	167,058	156,511
Prepaid expenses and other current assets	45,900	49,767
Total current assets	434,159	412,261

Consolidated Balance Sheet

Unit: RMB million

	30 June 2017	31 December 2016

Current liabilities
Short-term debts	43,906	56,239
Loans from Sinopec Group Company and fellow subsidiaries	22,969	18,580
Trade accounts payable	170,116	174,301
Bills payable	6,162	5,828
Accrued expenses and other payables	214,064	224,544
Income tax payable	5,192	6,051
Total current liabilities	462,409	485,543

Net current liabilities	28,250	73,282

Total assets less current liabilities	1,025,129	1,013,066

Non-current liabilities
Long-term debts	70,997	72,674
Loans from Sinopec Group Company and fellow subsidiaries	44,832	44,772
Deferred tax liabilities	6,146	7,661
Provisions	40,207	39,298
Other long-term liabilities	18,356	17,426
Total non-current liabilities	180,538	181,831

	844,591	831,235

Equity
Share capital	121,071	121,071
Reserves	596,618	589,923
Total equity attributable to Shareholders of the Company	717,689	710,994
Non-controlling interests	126,902	120,241
Total equity	844,591	831,235

7.2.3	Differences between consolidated financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS (UNAUDITED)

(1)	Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

	Six-month periods ended 30 June
	2017	2016
	RMB million	RMB million

Net profit under ASBE	36,117	26,381
Adjustments:
Government grants	55	55
Safety production fund	870	706
Profit for the year under IFRS*	37,042	27,142

(2)	Effects of major differences between the shareholders’equity under ASBE and the total equity under IFRS are analysed as follows:

	2017 30 June	2016 31 December
	RMB million	RMB million

Shareholders’ equity under ASBE	845,826	832,525
Adjustments:
Government grants	(1,235)	(1,290)
Total equity under IFRS*	844,591	831,235

*	The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS which have been audited by PricewaterhouseCoopers.

7.3	Changes in accounting polices

✓ Applicable  ☐ Not applicable

On 25 May 2017, Ministry of Finance issued Amendment to “Accounting Standards for Business Enterprises No. 16 – Government Grants”, effective from 12 June 2017. An entity shall apply the amendment to new government grants incurred from 1 January 2017 up to the effective date.

In accordance with the above amendment, an item “other income” is separately presented before the item “operating income” in the Consolidated Income Statement, which reflects the relevant government grants received during enterprise’s daily activities (such business was presented in “non-operating income” before the amendment takes effect).

7.4	The Group has no material accounting errors during the reporting period.

7.5	Changes in the scope of consolidation as compared with those for last annual report

☐ Applicable  ✓ Not applicable

7.6	Notes on the financial statements prepared under IFRS

7.6.1	Turnover

Turnover primarily represents revenue from the sales of crude oil, natural gas, petroleum and chemical products.

7.6.2	Tax expense

Tax expense in the consolidated income statement represents:

	Six-month periods ended 30 June
	2017	2016
	RMB million	RMB million

Current tax
Provision for the period	12,258	8,031
Adjustment of prior years	645	29
Deferred taxation	(3,988)	319
	8,915	8,379

Reconciliation between actual income tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	Six-month periods ended 30 June
	2017	2016
	RMB million	RMB million

Profit before taxation	45,957	35,521

Expected PRC income tax expense at a statutory tax rate of 25%	11,489	8,880
Tax effect of non-deductible expenses	140	161
Tax effect of non-taxable income	(2,046)	(1,184)
Tax effect of preferential tax rate (i)	(422)	215
Effect of difference between income taxes at foreign operations tax rate and the PRC statutory tax rate (ii)	(716)	(556)
Tax effect of utilisation of previously unrecognized tax losses and temporary differences	(593)	(345)
Tax effect of tax losses not recognised	409	500
Write-down of deferred tax assets	9	43
Adjustment of prior years	645	665
Actual income tax expense	8,915	8,379

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

(ii)
It is mainly due to the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

7.6.3	Basic and Diluted Earnings per Share

The calculation of basic earnings per share for the six-month period ended 30 June 2017 is based on the profit attributable to ordinary shareholders of the Company of RMB 27,915 million (2016: RMB 19,919 million) and the weighted average number of shares of 121,071,209,646 (2016: 121,071,209,646) during the period.

The calculation of diluted earnings per share for the six-month period ended 30 June 2017 is based on the profit attributable to ordinary shareholders of the Company (diluted) of RMB 27,913 million (2016: RMB 19,917 million) and the weighted average number of shares of 121,071,209,646 (2016: 121,071,209,646) calculated as follows:

(i)	Profit attributable to ordinary owners of the Company (diluted)

	Six-month periods ended 30 June
	2017	2016
	RMB million	RMB million

Profit attributable to ordinary owners of the Company	27,915	19,919
After tax effect of employee share option scheme of Shanghai Petrochemical	(2)	(2)
Profit attributable to ordinary owners of the Company (diluted)	27,913	19,917

(ii)	Weighted average number of shares (diluted)

	Six-month periods ended 30 June
	2017	2016
	Number of shares	Number of shares

Weighted average number of shares at 30 June	121,071,209,646	121,071,209,646
Weighted average number of shares (diluted) at 30 June	121,071,209,646	121,071,209,646

7.6.4	Dividends

Dividends payable to owners of the Company attributable to the period represent:

	Six-month periods ended 30 June
	2017	2016
	RMB million	RMB million

Interim dividends declared after the balance sheet date of RMB 0.10 per share (2016: RMB 0.079 per share)	12,107	9,565

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 25 August 2017, the directors authorised to declare the interim dividends for the year ending 31 December 2017 of RMB 0.10 (2016: RMB 0.079) per share totaling RMB 12,107 million (2016:RMB 9,565 million). Dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date.

Dividends payable to owners of the Company attributable to the previous financial year, approved during the period represent:

	Six-month periods ended 30 June
	2017	2016
	RMB million	RMB million

Final cash dividends in respect of the previous financial year, approved during the period of RMB 0.17 per share (2016: RMB 0.06 per share)	20,582	7,264

Pursuant to the shareholders’ approval at the Annual General Meeting on 28 June 2017, a final dividend of RMB 0.17 per share totaling RMB 20,582 million according to total shares on 18 July 2017 was approved. All dividends have been paid in July 2017.

Pursuant to the shareholders’ approval at the Annual General Meeting on 18 May 2016, a final dividend of RMB 0.06 per share totaling RMB 7,264 million according to total shares on 23 June 2016 was approved. All dividends have been paid in the six-month period ended 30 June 2016.

7.6.5	Trade Accounts Receivable and Bills Receivable

	30 June	31 December
	2017	2016
	RMB million	RMB million

Amounts due from third parties	43,564	39,994
Amounts due from Sinopec Group Company and fellow subsidiaries	3,207	6,398
Amounts due from associates and joint ventures	4,387	4,580
	51,158	50,972
Less: Impairment losses for bad and doubtful debts	(598)	(683)
Trade accounts receivable, net	50,560	50,289
Bills receivable	9,819	13,197
	60,379	63,486

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	30 June	31 December
	2017	2016
	RMB million	RMB million

Within one year	59,894	63,051
Between one and two years	278	233
Between two and three years	23	177
Over three years	184	25
	60,379	63,486

Impairment losses for bad and doubtful debts are analysed as follows:

	2017	2016
	RMB million	RMB million

Balance at 1 January	683	525
Provision for the period	39	4
Written back for the period	(121)	(5)
Written off for the period	(1)	(11)
Others	(2)	—
Balance at 30 June	598	513

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts receivable and bills receivable (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

7.6.6	Trade Accounts and Bills Payables

	30 June	31 December
	2017	2016
	RMB million	RMB million

Amounts due to third parties	158,991	154,882
Amounts due to Sinopec Group Company and fellow subsidiaries	4,920	13,168
Amounts due to associates and joint ventures	6,205	6,251
	170,116	174,301

Bills payable	6,162	5,828
Trade accounts and bills payables measured at amortised cost	176,278	180,129

The ageing analysis of trade accounts and bills payables are as follows:

	30 June	31 December
	2017	2016
	RMB million	RMB million

Within 1 month or on demand	165,005	159,953
Between 1 month and 6 months	8,843	12,693
Over 6 months	2,430	7,483
	176,278	180,129

7.6.7	Segment Reporting

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

Information of the Group’s reportable segments is as follows:

	Six-month periods ended 30 June
	2017	2016
	RMB million	RMB million

Turnover
Exploration and production
External sales	33,053	22,960
Inter-segment sales	37,395	26,162
	70,448	49,122

Refining
External sales	64,292	49,622
Inter-segment sales	421,539	345,251
	485,831	394,873

Marketing and distribution
External sales	589,475	489,025
Inter-segment sales	1,818	1,282
	591,293	490,307

Chemicals
External sales	178,665	126,293
Inter-segment sales	22,948	17,415
	201,613	143,708

	Six-month periods ended 30 June
	2017	2016
	RMB million	RMB million

Corporate and others
External sales	272,343	168,896
Inter-segment sales	215,148	143,119
	487,491	312,015

Elimination of inter-segment sales	(698,848)	(533,229)
Turnover	1,137,828	856,796

Other operating revenues
Exploration and production	3,661	3,387
Refining	2,341	2,096
Marketing and distribution	14,667	10,662
Chemicals	6,816	5,478
Corporate and others	524	801
Other operating revenues	28,009	22,424

Turnover and other operating revenues	1,165,837	879,220

Result
Operating (loss)/profit
By segment
– Exploration and production	(18,334)	(21,929)
– Refining	29,393	32,588
– Marketing and distribution	16,566	15,777
– Chemicals	12,157	9,678
– Corporate and others	739	422
– Elimination	(1,212)	(1,428)
Total segment operating profit	39,309	35,108

	Six-month periods ended 30 June
	2017	2016
	RMB million	RMB million

Share of profits/(losses) from associates and joint ventures
– Exploration and production	875	(481)
– Refining	409	1,015
– Marketing and distribution	1,416	869
– Chemicals	4,242	2,547
– Corporate and others	709	648
Aggregate share of profits from associates and joint ventures	7,651	4,598

Investment income/(loss)
– Exploration and production	48	23
– Refining	10	(7)
– Marketing and distribution	48	42
– Chemicals	115	21
– Corporate and others	65	20
Aggregate investment income	286	99

Net finance costs	(1,289)	(4,284)
Profit before taxation	45,957	35,521

	30 June	31 December
	2017	2016
	RMB million	RMB million

Assets
Segment assets
– Exploration and production	366,924	402,476
– Refining	259,145	260,903
– Marketing and distribution	295,060	292,328
– Chemicals	139,120	144,371
– Corporate and others	95,730	95,263
Total segment assets	1,155,979	1,195,341

Interest in associates and joint ventures	122,296	116,812
Available-for-sale financial assets	11,325	11,408
Deferred tax assets	9,761	7,214
Cash and cash equivalents and time deposits with financial institutions	160,822	142,497
Other unallocated assets	27,355	25,337
Total assets	1,487,538	1,498,609

Liabilities
Segment liabilities
– Exploration and production	84,838	95,944
– Refining	59,576	82,170
– Marketing and distribution	141,494	133,303
– Chemicals	30,591	32,072
– Corporate and others	90,394	97,080
Total segment liabilities	406,893	440,569

Short-term debts	43,906	56,239
Income tax payable	5,192	6,051
Long-term debts	70,997	72,674
Loans from Sinopec Group Company and fellow subsidiaries	67,801	63,352
Deferred tax liabilities	6,146	7,661
Other unallocated liabilities	42,012	20,828
Total liabilities	642,947	667,374

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

	Six-month periods ended 30 June
	2017	2016
	RMB million	RMB million

Capital expenditure
– Exploration and production	6,870	5,168
– Refining	3,672	2,774
– Marketing and distribution	2,500	2,610
– Chemicals	2,594	2,440
– Corporate and others	317	482
	15,953	13,474

Depreciation, depletion and amortisation
– Exploration and production	32,097	26,348
– Refining	8,669	8,488
– Marketing and distribution	7,575	7,038
– Chemicals	5,970	6,300
– Corporate and others	906	931
	55,217	49,105

Impairment losses on long-lived assets
– Exploration and production	3,487	—
– Refining	166	1,108
– Marketing and Distribution	—	31
– Chemicals	309	118
	3,962	1,257

(2)	Geographical information

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Six-month periods ended 30 June
	2017	2016
	RMB million	RMB million

External sales
Mainland China	865,869	704,300
Others	299,968	174,920
	1,165,837	879,220

	30 June	31 December
	2017	2016
	RMB million	RMB million

Non-current assets
Mainland China	967,644	1,000,209
Others	42,636	45,887
	1,010,280	1,046,096

8	Repurchase, Sale and Redemption of Shares

There is no purchase, sale or redemption by the Company of its listed securities during the reporting period.

9	Compliance with the Model Code

As required by the Hong Kong Stock Exchange, Sinopec Corp. has adopted the Rules Governing Shares and Changes in Shares Held by Company Directors, Supervisors and Senior Management and the Model Code of Securities Transactions by Company Employees (together, the “Rules and the Code”) to stipulate securities transaction performed by relevant employees. The terms of the Rules and the Code are no less exacting than the required standard set out in the Model Code. Upon specific inquiries made by Sinopec Corp. of all the directors, each of them confirmed that they have complied with the required standards set out in the Model Code as well as those set out in the Rules and the Code during the reporting period.

10	Compliance with the Corporate Governance Code

Based on its actual situations, Sinopec Corp. did not establish a nomination committee under the Board in accordance with A.5 of the code provisions set out in the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”) contained in Appendix 14 of the Hong Kong Listing Rules. Sinopec Corp. is of the view that the director candidates nominated by all the members of the Board will better serve Sinopec Corp.’s operation. The Board will perform the duties of the nomination as the nomination committee under the Corporate Governance Code.

Save as disclosed above, during the reporting period, Sinopec Corp. has complied with the code provisions set out in the Corporate Governance Code.

11	Review of the Interim Report and the Interim Financial Statements

The Audit Committee of Sinopec Corp. has reviewed and confirmed the 2017 interim report and the interim financial statements of Sinopec Corp.

12
The 2017 interim report of Sinopec Corp. containing all the information required under paragraphs 37 to 44 of Appendix 16 to the Hong Kong Listing Rules will be published on the website of the Hong Kong Stock Exchange.

This announcement is published in both English and Chinese. If there is any inconsistency between the two versions, the Chinese version shall prevail.

By Order of the Board
China Petroleum & Chemical Corporation
Wang Yupu
Chairman

Beijing, the PRC, 25 August 2017

As of the date of this notice, directors of Sinopec Corp. are: Wang Yupu*, Dai Houliang#, Li Yunpeng*, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: August 28, 2017